United States securities and exchange commission logo





                              August 17, 2022

       Ting Kin Cheung
       Chief Executive Officer
       Plutus Financial Group Limited
       8/F, 80 Gloucester Road
       Wan Chai, Hong Kong

                                                        Re: Plutus Financial
Group Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted July 19,
2022
                                                            CIK No. 0001933021

       Dear Mr. Cheung:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 Submitted July 19, 2022

       General

   1.                                                   Please supplementally
provide us with copies of all written communications, as defined in Rule 405 under the
Securities Act, that you, or anyone authorized to do so on your behalf, present to
potential investors in reliance on Section 5(d) of the Securities Act, whether or not they
retain copies of the communications. Please contact the staff member associated with the
review of this submission to discuss how to submit the materials, if any, to us for our
review.
   2. Please confirm that in your Exchange Act filings you will provide disclosure highlighting the risks associated
with investing in companies that are based in or that have significant operations in the PRC
and Hong Kong.
 Ting Kin Cheung
Plutus Financial Group Limited
August 17, 2022
Page 2
3. Please provide your analysis as to whether you are an investment company under the Investment Company Act of 1940, including what exclusion from the Investment Company Act of 1940 that you and your subsidiaries are relying on (if any).
         Your detailed legal analysis should include relevant unconsolidated financial information supporting your determination and indicate the value of any investment securities and total assets, exclusive of cash items and Government securities, on an unconsolidated basis. In addition, please explain why an investment in Plutus Financial
         Group Limited is not equivalent to an investment in a fund of funds. Please note that we may refer your response to the Division of Investment Management for further review.
Cover Page

4. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors.
         Explain whether your corporate structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that
         Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
5. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in China
or Hong Kong.
         Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
         Your disclosure should address how recent statements and regulatory
actions by China   s
         government, such as those related to data security or anti-monopoly concerns, have or
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on a U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
6. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
FirstName LastNameTing Kin Cheung
       business operations. Disclose, if true, that the holding company does not conduct
Comapany    NamePlutus
       operations.        Financial
                    Disclose  clearlyGroup Limited
                                      the entity (including the domicile) in
which investors are
Augustpurchasing   an interest.
        17, 2022 Page   2
FirstName LastName
 Ting Kin Cheung
FirstName  LastNameTing  Kin Cheung
Plutus Financial Group Limited
Comapany
August  17, NamePlutus
            2022       Financial Group Limited
August
Page 3 17, 2022 Page 3
FirstName LastName
7. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
8. We note your disclosure that Mr. Zhisheng Zhao is expected to control approximately
         70.6% of your voting power immediately following the offer. Please revise to disclose that you will be considered to be a controlled company and whether you intend to take advantage of the "controlled company exemption" under the Nasdaq listing standards. Please provide corresponding disclosure in your prospectus summary including the corporate governance standards with which the company will not comply and risk factor disclosure. Refer to Instruction 1 to Item 407(a) of Regulation S-K.
Commonly Used Frequently Used Terms, page ii

9. We note your frequent use of the terms "clients" and "customers" throughout the filing.
         With regard to the use of these terms and your trading-related revenue and activities, please address the following:
             Provide us with an accounting analysis explaining your principal versus agent considerations for trading-related revenue and activities. As part of your response, describe the Company's contractual rights and obligations regarding trade, execution, and clearing services;
             Identify for us who you consider to be your "clients" and "customers" as discussed throughout the document, explain any differences between these two populations, and explain if they, or any other party, meet the definition of a customer in accordance with ASC 606. Additionally, provide us with your consideration and accounting analysis of this guidance;
             Provide us with example customer agreements supporting your disclosure and accounting determinations;
             Revise your disclosures to discuss and identify specifically what are the contractual promised goods and services and to which party such promised goods and services are delivered; and
             Ensure clarifying disclosures are made throughout the document where needed, including within MD&A as well as in the notes to the financial statements, such as within Note 2 and the Summary of Significant Accounting Policies. Prospectus Summary, page 1

10. Please relocate your Corporate History and Structure disclosure and diagram earlier in the summary. Additionally, identify clearly the entity in which investors are purchasing their
         interest and the entity(ies) in which the company   s operations are
conducted. Further, also
         disclose the projected equity interests of public investors in the holding company immediately following the offering to clarify the post-offering structure and ownership amounts.
 Ting Kin Cheung
FirstName  LastNameTing  Kin Cheung
Plutus Financial Group Limited
Comapany
August  17, NamePlutus
            2022       Financial Group Limited
August
Page 4 17, 2022 Page 4
FirstName LastName
11. Please revise to disclose for each material operating subsidiary the assets and net income for the years ended December 31, 2020 and 2021 and the interim period of 2022.
12. Revise to discuss and disclose the nature of the operations and activities for each of the subsidiaries in your Corporate Structure diagram.
13. Please clarify the "other overseas markets" in which you offer securities dealing and brokerage services.
14. Please revise your Summary of Significant Risk Factors disclosure to specifically describe the regulatory, liquidity and enforcement risks arising from your operations in China and
         Hong Kong with cross-references, including page numbers, to the more detailed discussion of these risks in the prospectus. Specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and
         the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Further, please relocate the risks related to the jurisdictions where you do business, your corporate structure and possible prohibition of your shares from trading on a national exchange under the Holding Foreign Companies Accountable Act in your
         Summary of Significant Risk Factors beginning on page 4 and in your Risk Factors section so that these risk factors appear first.
15. Please summarize the disclosure of enforcement of civil liabilities in Prospectus Summary and include a related summary risk factor. Please also revise the first risk factor on page
         26 to separately describe the specific risks of enforceability of foreign judgments in Hong
         Kong and to discuss Cayman Islands and Hong Kong counsels' respective determinations and file the respective consents of counsels to be named in the registration statement with respect to their determinations regarding the enforceability of foreign judgments under the laws of the Cayman Islands and Hong Kong. Additionally, relocate the Enforceability of
         Civil Liabilities section on page 102 to an earlier location in the prospectus.
16. We note your disclosure in Summary of Significant Risk Factors on page 7 that you "are not required to obtain permissions or approvals from any PRC authorities to either: (1)
         operate our business; or (2) issue our Ordinary Shares to foreign investors." In a separate section of the Prospectus Summary, please confirm, if true, that neither you nor your subsidiaries are required to obtain any permission or approval from Chinese authorities to operate your business and to offer the securities being registered to foreign investors.
         Additionally, state whether you or your subsidiaries are covered by permissions
 Ting Kin Cheung
Plutus Financial Group Limited
August 17, 2022
Page 5
         requirements from the China Securities Regulatory Commission (CSRC), Cyberspace
         Administration of China (CAC) or any other governmental agency that is required to approve your or your subsidiaries' operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
17. Please revise the Summary and Business sections to disclose any business concentrations.
         Additionally, your risk factor disclosure should disclose associated risks and identify the customers that account for 10% or more of your sales or accounts receivable. Refer to your disclosure on page F-23 that a single customer represented 10% or more of the
         Company   s total revenue, loans to customers and receivables from
customers and the
         Company   s payables to customers.
Our Revenue Model, page 1

18. Please revise to expand your disclosures to clearly discuss the nature of each of the securities dealings and brokerage services provided to your clients. Quantify the revenues generated from each type of individual service provided to your clients for the periods presented.
19. Please revise to disclose whether you receive payments from external brokers for the placement of orders. If so, expand your disclosures here or elsewhere in the document where appropriate to provide a thorough discussion of such arrangements and quantify associated volumes and revenues.
20. Please revise to provide a more detailed discussion of the services provided when acting as a placement or sub-placing agent and how related fees received are determined and paid. Disclosures should clearly indicate the fees received from placement services and from sub-placement services separately, as well as the entities paying for these services being provided by you.
21. Please revise to disclose where discretionary funds are located and held, and who maintains custody, control, and ownership of the funds. Provide similar information for investment fund management activities, as applicable.
22. Please expand to disclose the fees, commissions or revenues earned by Plutus Securities
FirstName LastNameTing Kin Cheung
       and Plutus Asset Management during the periods presented in your financial statements.
Comapany    NamePlutus
       Additionally,     Financial
                      describe yourGroup  Limited
                                   customer  base and your principal methods of
distribution for
Augustyour   products
        17, 2022 Pageor5 services.
FirstName LastName
 Ting Kin Cheung
FirstName  LastNameTing  Kin Cheung
Plutus Financial Group Limited
Comapany
August  17, NamePlutus
            2022       Financial Group Limited
August
Page 6 17, 2022 Page 6
FirstName LastName
Notes on Prospectus Presentation, page 11

23. You state that you have not independently verified the third-party data or your internal data set forth in your prospectus. Please note that you are responsible for the entire contents of the registration statement. As this statement may imply an inappropriate disclaimer of responsibility with respect to third-party information, please delete the statement or revise to specifically state that you are liable for such information.
Risk Factors
Risks Related to Legal Uncertainty, page 29

24. Please expand your disclosure in the last risk factor on page 29 to specifically acknowledge the risk that any action by the Chinese government to intervene
         or influence your operations could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Use of Proceeds, page 37

25. Please expand your disclosure to clarify how you intend to use offering proceeds "for developing proprietary investments desk to capture emerging growth opportunities and pursue long-term strategic investment."
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business overview, page 44

26. Please revise to provide a more thorough discussion within MD&A that addresses and explains each of the specific services provided to your clients by both Plutus Securities and Plutus Asset Management. This should include expanded disclosure of both qualitative and quantitative details, such as but not limited to:
             What specific services are provided by you within each business; For securities dealing and brokerage services, the products in which you trade (e.g.,
             equities, fixed income, commodities, etc.), whether you offer or engage in any fractional share trading, and whether / when you act as an introducing, executing, or clearing broker;
             Average fee rates earned for different services, and from whom; Disclosure of differences, if any, between rates for related and unrelated parties;
             Thorough discussion of fee rate trends and drivers for periods presented; and
             Discussion of any payment for order flow arrangements.
27. Please revise to discuss in detail how revenues are recognized and how fees are determined for each type of revenue source. Revisions should include, here or elsewhere in MD&A where appropriate, disclosure of the relevant accounting guidance you are following under U.S. GAAP and relevant considerations in applying that guidance.
 Ting Kin Cheung
FirstName  LastNameTing  Kin Cheung
Plutus Financial Group Limited
Comapany
August  17, NamePlutus
            2022       Financial Group Limited
August
Page 7 17, 2022 Page 7
FirstName LastName
28. Please revise to clarify and discuss the driver of the increase in underwriting and placing commissions in fiscal 2021, which appears to have been increased placing commissions from sub-placing, as there do not appear to have been underwriting commissions during the period.
Results of Operations for Fiscal Years Ended December 31, 2020 and 2021, page
45

29. We note that you have two reportable segments. Please revise your MD&A where appropriate to provide qualitative and quantitative disclosure and narrative regarding segment-level performance in addition to the performance of the Company as a whole.
Revenues, page 46

30. Please revise to disclose the number of trades executed and cleared in the periods presented, accompanied by narrative explaining trends and drivers at a level that is granular enough to understand any offsetting movements within the totals (e.g., equities versus fixed income, etc.).
31. We note your disclosures regarding securities brokerage commission and handling fee income. Please revise to note whether a brokerage commission and a handling fee could be earned separately and, to the extent that this is possible, separately disclose amounts attributable to each component. In addition, explain more fully how the increase in margin loans directly led to increased brokerage commission and handling fees.
32. Enhance your disclosures to fully discuss the process for clients to obtain margin loans, indicating, for example, if every client is approved for a margin loan upon the opening and or funding of a brokerage account and how the respective margin loan amounts are determined. Also address the collateral requirements for margin lending, as well as the processes for monitoring the collateral requirements on a daily basis.
33. Please revise to separately disclose the average interest rates earned on securities lending and margin lending / margin financing, and separately indicate rates for unrelated and related parties for the periods presented.
34. Please revise to explain the nature and terms of the IPO financing arrangements that generate revenues for the Company.
35. With regards to asset management and investment management and advisory services, please enhance your disclosures, here or elsewhere within MD&A, to address the following:
             Present assets under management ("AUM") by asset class, distribution or client type, and / or other meaningful categories;
             Provide a roll-forward of AUM showing inflows, outflows, foreign exchange impact
              (if any), and market appreciation or depreciation for the periods presented;
             Separately quantify different fee types (e.g., fund subscription, management fees, performance fees, etc.), discussing trends and drivers for each;
             Separately disclose fees recognized from managing discretionary accounts and from
 Ting Kin Cheung
Plutus Financial Group Limited
August 17, 2022
Page 8
              acting as an investment manager for (i) internal and (ii) external funds during the periods presented;
                Disclose and discuss average fee rates and trends; and Quantify investment advisory services revenues.
Operating expenses, page 47

36. We note your disclosure that commission expenses accounted for nil and 3.1% of your revenues for the years ended December 31, 2020 and 2021, respectively. Please revise to indicate the reason that fees paid and payable to broker-dealers when executing a trading order to an exchange market through these broker-dealers are considered to be revenues.
37. Please revise to provide a discussion that quantifies and explains the changes in the individual types of compensation and benefits expenses during the periods presented.
38. Please revise to provide a specific and through discussion with more detail regarding the promotion, brand building, and sourcing of potential customers that resulted in increased marketing and advertising expenses in the year ended December 31, 2021. Further, explain the nature and services provided by the marketing company that resulted in the payment of a fixed fee.
39. Please revise to provide a discussion that quantifies and explains the changes in the individual types of general and administrative expenses during the periods presented.
40. We note your disclosure that you increased staffing during 2021. Please revise your disclosures to quantify this increase and indicate any concentrations in hiring areas.
Regulatory Capital Requirements, page 49

41. We note your disclosures related to regulatory capital requirements. Please revise to address the following:
             Disclose the actual capital amounts for Plutus Securities and
Plutus Asset
             Management for each of the periods presented; and
             Enhance your narrative disclosure to provide an overview of your regulatory capital
             calculations, including definitions of key inputs. To the extent that the calculations
             and / or inputs in this section differ from what is relevant for requirements as
             disclosed in Note 13, also revise your disclosures in Note 13 to provide a similar
             narrative summary.
Cash  Flows,LastNameTing
FirstName    page 49        Kin Cheung
Comapany
42.         NamePlutus
       Please            Financial
              revise to disclose theGroup Limited
                                     name(s) of the shareholder(s) who made
contributions to the
AugustCompany    in the8periods ending December 31, 2020 and 2021.
        17, 2022 Page
FirstName LastName
 Ting Kin Cheung
FirstName  LastNameTing  Kin Cheung
Plutus Financial Group Limited
Comapany
August  17, NamePlutus
            2022       Financial Group Limited
August
Page 9 17, 2022 Page 9
FirstName LastName
Analysis of Items with Major Changes on the Consolidated Balance Sheets
Loans to customers, page 51

43. Please revise to separately disclose the loans made for margin financing and securities lending for the periods presented and discuss related trends for each. In addition, ensure that disclosures throughout the document, such as (but not limited to) within the Business section, clearly address each of these lending activities.
44. We note your disclosure that you extended more margin loans to customers to induce them to trade securities. Please expand your disclosures to explain this more fully, including whether the process was different from your typical margin lending in any way.
Industry
Overview of Financial and Wealth Management Industry in Hong Kong, page 53

45. Please file the Industry Information Sheet commissioned by you and prepared by Frost
         & Sullivan as an exhibit to your registration statement, or advise. Additionally, file the consent of Frost & Sullivan to be named in the registration statement in accordance with
         Rule 436.
Business
Plutus Securities, page 62

46. For each representative transaction, please expand to disclose the fees and commissions you earned.
Plutus Asset Management, page 63

47. Please expand to disclose your assets under management for each fund for the periods presented in your financial statements and as of the latest most practicable date.
Our Revenue Model
Plutus Securities, page 63

48. Refer to your disclosure on commissions charged for securities dealing and brokerage services, including the range in rates from 0.03% to 0.25 and your statement that commissions are "determined on a case-by-case basis, taking into account transaction history, trading volume and amount, market commission rates and market condition, etc."
         Please revise to clarify the factors that determine the differences in rates and the application of the other listed variables to provide a clear summary of your current pricing of your securities dealing and brokerage services.
 Ting Kin Cheung
FirstName  LastNameTing  Kin Cheung
Plutus Financial Group Limited
Comapany
August  17, NamePlutus
            2022       Financial Group Limited
August
Page 1017, 2022 Page 10
FirstName LastName
Business
Operation Flow, page 65

49. We note your disclosure on page 66 regarding managed funds. Please revise to clarify who invests in your funds (e.g., internal versus external investment, and, if external, institutional versus retail investors, etc.).
Our Customers, page 66

50. Please expand your disclosure to identify the number of customers you provide services to during the periods presented in your financial statements.
Board of Directors
Director Independence, page 82

51. Please tell us how your board determined that Messrs. Zhisheng Zhao and Ting Kin
         Cheung will be independent within the meaning of the Nasdaq rules. Executive Compensation
Compensation of Directors, page 86

52. Refer to your disclosure "we did not make any compensation payments to our directors for their services as Directors" and your disclosure on page 89 listing remuneration to
         Directors for the years ended December 31, 2020 and 2021. Please advise us how these statements are consistent or revise to reconcile.
Related Party Transactions, page 88

53. For each of the balances and transactions with related parties disclosed, please address the following, or advise:
             Describe the nature of the loan and the transaction in which it was incurred and the interest rate on the loan; and
             Disclose the largest amount outstanding during the period covered and the amount outstanding as of the latest practicable date.
         Refer to Item 4 of Form F-1 and Item 7.B. of Form 20-F.
Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue recognition, page F-12

54. Please revise your disclosures to clarify how subscription and dividend collection handling fee revenues are recognized on a trade date basis, as it appears that these services could be provided over time.
55. We note your disclosure that underwriting and placing commission income is recognized at a point in time when the transaction is completed. Please revise your disclosures to
 Ting Kin Cheung
Plutus Financial Group Limited
August 17, 2022
Page 11
         clarify whether the entire fee arrangement is variable consideration and whether you receive or are entitled to any compensation if the related transaction is not completed.
56. We note your disclosure that you are an agent with respect to interest income. We also note your disclosures, such as in Note 7, that you provide margin and IPO financing loans to customers. Please address the items below:
             Explain to us how you concluded that you are an agent given that you are providing the margin and IPO loans and carrying them on your balance sheet. Your response should include references to authoritative accounting literature you relied upon in making this determination; and
             Clarify for us whether interest income is presented on a gross or net basis, and provide us with your accounting analysis showing how you determined that this was the appropriate presentation.
57. Please revise your disclosures to provide a clear narrative discussion of your revenue recognition policy for each of your products and service offerings. Ensure your revised disclosures clearly address the following for each revenue stream:
             Explain who are your customers from an accounting perspective; Identify the promised goods or services;
             Discuss your specific performance obligations;
             Address whether consideration it is fixed or variable and, if variable, disclose whether it is constrained and / or what is the constraint; and
             Explain whether you are a principal or an agent for each type of transaction and how you reached this conclusion.
Government grants, page F-12

58. Please revise to disclose the amount of government grants recorded as revenue during the periods presented.
Note 3. Segment Information, page F-14

59. Please revise to disclose interest revenues separately as required by ASC 280-10-50-22.
60. Please clarify whether any segment assets or revenues are attributable to geographic areas other than Hong Kong. To the extent that this is the case, please revise your segment disclosures in accordance with ASC 280-10-50-41.
Note 12. Related Party Balance and Transactions, page F-21

61. Please revise your disclosures to address the ability of the Chairman and Executive
       Director of the Company to repay the outstanding receivable to you as of December 31,
FirstName LastNameTing Kin Cheung
       2021. Also, indicate if additional funds were advanced in 2022, and disclose whether and
Comapany
       how NamePlutus
            much interestFinancial Group
                            income was    Limited on the funds advanced.
Further, address the
                                       recognized
Augustbasis  for not
        17, 2022     reflecting
                  Page  11      advances as a distribution of capital.
FirstName LastName
 Ting Kin Cheung
FirstName  LastNameTing  Kin Cheung
Plutus Financial Group Limited
Comapany
August  17, NamePlutus
            2022       Financial Group Limited
August
Page 1217, 2022 Page 12
FirstName LastName
Note 14. Concentrations and Risks, page F-22

62. We note your disclosure on page F-23 regarding concentrations. Please clarify whether
         Customers (e.g., "A," "B," "C," etc.) in each table are intended to represent the same customers in all tables.
63. We note your disclosures regarding concentrations of credit risk. Please tell us how the information in the revenue and receivables tables correlate to each other. For example, we note that Customer C has a receivable of HK$15.752 million at December 31, 2021, but there is no individual customer with revenue in excess of that amount in the revenue table for 2021 or for a cumulative total from 2020 and 2021.
Signatures, page II-4

64. Please have your controller or principal accounting officer sign the registration statement.
         To the extent that any person is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to Instructions 1 and 2 to Signatures on Form F-1.
       You may contact Marc Thomas at 202-551-3452 or Cara Lubit at 202-551-5909 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Jessica Livingston at 202-551-3448 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance
cc:      Joe Laxague, Esq.